UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Campbell Soup Company

(Name of Issuer)

CAPITAL STOCK, $0.0375 PAR VALUE

(Title of Class of Securities)

134429109

(CUSIP Number)

George Strawbridge, Jr.

3801 Kennett Pike, Building B-100

Wilmington, DE 19807

(302) 571-8322

With a Copy to:

Barton J. Winokur, Esq.

Martin Nussbaum, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134429109

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). George Strawbridge, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 416,948*
	8	Shared Voting Power 7,906,721**
	9	Sole Dispositive Power 416,948*
	10	Shared Dispositive Power 7,906,721**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,323,669
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person (See Instructions) IN

*	The Reporting Person is the beneficial owner of 416,948 Shares (as defined below) held by certain trusts created for the benefit of his descendants for which he has sole voting and dispositive power (the “Irrevocable Trusts”).
**	The Reporting Person is the beneficial owner of 7,906,721 Shares (as defined below) held by the Revocable Trust of George Strawbridge, Jr. dated January 21, 1991, as amended and restated on December 12, 2016 and as may be further amended from time to time (the “Revocable Trust”), of which he is one of two trustees. The other trustee is Barton Winokur. Voting and investment decisions require the approval of both trustees of the Revocable Trust. The Reporting Person retains the sole authority to amend or revoke the Revocable Trust including the sole authority to remove or replace Mr. Winokur. The principal business address of Mr. Winokur is Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, PA 19104. Mr. Winokur is a partner at Dechert LLP. During the last five years, Mr. Winokur (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Winokur is a citizen of the United States of America.

Item 1.	Security and Issuer

This Schedule 13D relates to the capital stock, par value $.0375 (the “Capital Stock”), of Campbell Soup Company, a New Jersey corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1 Campbell Place, Camden, New Jersey 08103.

Item 2.	Identity and Background

(a)	The name of the reporting person is George Strawbridge, Jr. (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 3801 Kennett Pike, Building B-100, Wilmington, Delaware 19807.

(c)	The Reporting Person is a private investor who was formerly a member of the Board of Directors of the Issuer.

(d) (e)	During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person previously acquired the Shares (as defined below) through a combination of inheritance, compensation for his prior service on the Board of Directors of the Issuer and open market purchases.

Item 4.	Purpose of Transaction

The Reporting Person believes that the Issuer’s deeply flawed strategic plan and the execution of that plan have resulted in a substantial reduction in shareholder value and a significantly weakened company. For many months the Reporting Person has communicated his belief and concerns to members of the Issuer’s Board, and has repeatedly requested that the Board take action to rectify the situation. As recently as March 12, 2018, at the same time as the Issuer’s operations were declining precipitously, its shares having already declined dramatically from a year before and only a few months before the Issuer would report disastrous earnings, the Board reaffirmed its commitment to the “the continued execution of the current strategic approach as being in the best long term interest of the Issuer and its shareholders.” The directors also stated that they “disagreed with the potential strategic alternatives that the Reporting Person had raised,” and stated that the directors “do not believe that further dialogue on those subjects would be productive.” Since then the Board members have refused to engage in meaningful conversations with the Reporting Person; and the Board has taken no meaningful remedial action.

The Reporting Person has therefore reluctantly concluded that, unless the Board’s strategic review results in a new direction for the Issuer in which the Reporting Person can have confidence and can support, the only reasonable approach is to reconstitute the Board. Only a reconstituted Board, free of the need to defend past actions and other legacy issues, will be able to objectively explore all strategic alternatives, including a sale of the Issuer or other business combination, that would substantially increase the value of the Issuer’s shares.

The Reporting Person has agreed to act in concert with Third Point LLC (the “Management Company”) to engage in discussions and activities in this regard. That agreement is described in Item 6 of this Statement on Schedule 13D and attached as Exhibit 99.1. Accordingly, the Reporting Person, the Management Company and Daniel S. Loeb, the Chief Executive Offer of the Management Company (Mr. Loeb, together with the Management Company, the “Third Point Group”) may be deemed to be a group (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). The Third Point Group has undertaken to file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information. The Reporting Person assumes no responsibility for the information contained in such Schedule 13D filed by the Third Point Group. The Reporting Person expressly disclaims beneficial ownership of any securities of the Issuer acquired by the other members of the Group.

Other than the objective of making changes to the Issuer’s Board and the exploration of alternatives by a reconstituted Board as noted above, the Reporting Person has formulated no specific plans or proposals of the type described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to engage in transactions in securities of the Issuer, express his views to and/or meet with management or members of the Board, or communicate with other stockholders or third parties, in each case consistent with the Reporting Person’s investment objectives.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, the Reporting Person beneficially owns an aggregate of 8,323,669 shares of Capital Stock (of which he has the right to acquire the 7,906,721 shares in the Revocable Trust upon the revocation of the Revocable Trust) (the “Shares”). The Shares represent 2.8% of the Issuer’s Capital Stock outstanding. Percentages of the Capital Stock outstanding reported in this Schedule 13D are calculated based upon the 300,645,629 shares of Capital Stock outstanding as of May 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 29, 2018, filed by the Issuer with the Securities and Exchange Commission on June 5, 2018.

(b)	1.	Sole power to vote or direct vote: 416,948 Shares
2.	Shared power to vote or direct vote: 7,906,721 Shares
3.	Sole power to dispose or direct the disposition: 416,948 Shares
4.	Shared power to dispose or direct the disposition: 7,906,721 Shares

(c)           No transactions were effected by the Reporting Person during the past 60 days.

(d)           The Reporting Person and the Revocable Trust have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Capital Stock held in the Revocable Trust. With respect to the Irrevocable Trusts, such dividends and proceeds must be distributed in accordance with the instruments governing such trusts.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 9, 2018, the Reporting Person entered into an agreement (the “Letter Agreement”) with the Management Company to coordinate certain efforts with respect to their investment in the Issuer. The Letter Agreement provides that the Management Company will take the lead on all activities related to the parties’ pursuit of representation on the Board of Directors of the Issuer including: (i) the selection of individuals to serve as directors of the Issuer; provided, that, (x) if requested by the Reporting Person, the Management Company will include three potential designees previously suggested by the Reporting Person, subject to the completion of due diligence, including background checks and entry, if appropriate, into customary nomination agreement, (y) the Management Company will designate the remaining designees subject to the reasonable review of, including a review of background checks by, the Reporting Person and (z) the Management Company will consider additional designee suggestions from the Reporting Person; (ii) the making, revising or withdrawing of any proposals to the Issuer regarding the conduct of its business, corporate governance matters (other than the designation of nominees for election to the Board), corporate transactions or otherwise; (iii) the conduct or settlement of any proxy contest, consent solicitation or similar actions involving the Issuer (other than the designation of nominees for election to the Board); (iv) the manner, form, content and timing of any communications with the Issuer as well as any public disclosures, public statements or other public communications, in each case relating to the Issuer, the Letter Agreement or the activities contemplated by the Letter Agreement (except to the extent such disclosure is required by applicable law); (v) the conduct of any litigation or investigation related to the Issuer or the activities contemplated by the Letter Agreement so long as, in each case, the Reporting Person is not a party thereto; and (vi) otherwise seeking to change or influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer.

If the Management Company decides to nominate directors for election at the Issuer’s 2018 Annual Meeting of Stockholders, the parties agreed to vote all Capital Stock with respect to which they have voting power in favor of the persons nominated by one or more affiliates of the Management Company to the Board of Directors of the Issuer at the Issuer’s 2018 Annual Meeting of Stockholders in accordance with the Letter Agreement (the “Actions”), and in favor of any procedural actions or matters related to giving effect to the Actions or required to effect the approval of the Actions (but in no event in contravention of any of the Actions). The Letter Agreement will terminate at the completion of the Issuer’s 2018 Annual Meeting, unless earlier terminated by mutual agreement of the parties. A copy of the Letter Agreement is attached as Exhibit 1 and incorporated herein by reference.

The information set forth under Item 4 above is incorporated herein by reference.

Except as described above in this Item 6, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 – Agreement, dated as of August 9, 2018, by and between Third Point LLC and George Strawbridge.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2018

/s/ George Strawbridge, Jr.
George Strawbridge, Jr.